Exhibit 99.1

Pan American Silver to Announce its 2015 Second Quarter Unaudited Results on August 13th

VANCOUVER, July 27, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") will announce its unaudited 2015 second quarter results on Thursday, August 13th after market close. A conference call and live audio webcast with a presentation to discuss the results will be held on Friday, August 14th at 1:00 pm ET (10:00 am PT).

Q2 2015 Unaudited Results Conference Call and Webcast Information
Date: Friday, August 14th, 2015
Time: 1:00 pm Eastern Time – 10:00 am Pacific Time

Audio Webcast
The live audio webcast and presentation can be accessed at http://services.choruscall.ca/links/pan150814.html

Conference Call Dial-In Numbers
North America and International Toll Number: +1 604-638-5340

Conference Call Replay Numbers
North America and International Toll Number: +1 604-638-9010
Code (followed by the # sign): 6218
The conference's playback will be available for seven days following the call

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Information Contact: Kettina Cordero - Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 18:08e 27-JUL-15